Mail Stop 3-8

							 November 10, 2004




By Facsimile and U.S. Mail

Mr. Scott D. Farmer
President and Chief Executive Officer
Cintas Corporation
6800 Cintas Boulevard
Cincinnati, Ohio  45262-5737

Re:    Form 10-K for the year ended May 31, 2004
          Form 10-Q for the quarter ended August 31, 2004
          File No.  0-11399

Dear Mr. Farmer:

We have completed a review of the above referenced filings. Our review was limited to your financial statements and management`s discussion and analysis of financial condition and results of operations. The review resulted in the following accounting comments. All page references are keyed to the filings you submitted in electronic form on EDGAR.


FORM 10-K FOR THE YEAR ENDED MAY 31, 2004


Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 8

General


1. You disclose the reasons for the change from the prior year in expense line items such as selling, general and administrative expenses, but do not provide any dollar amounts for each reason. In future filings, please revise your disclosures to quantify the incremental impact of each individual business reason discussed on the overall change in the line item in circumstances where there is more than one business reason the change in a line item between periods. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources
Contractual Obligations, page 14

2. In a separately captioned section, please disclose any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that is now required by Item 303(a)(4) of Regulation S-K. If there are none, please state this in your revised disclosures.

3. In future filings, please revise your contractual obligations table to include (1) scheduled interest payments on your outstanding debt, (2) estimated payments under interest swap agreements, and (3) estimated future cash funding requirements related to your defined contribution, incentive, savings or other types of post-employment and benefit plans. Because the table is aimed at increasing the transparency of cash flow requirements, we believe these types of payments should be included in the table. Any necessary assumptions used to derive any of the amounts should be discussed in a footnote to the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K.

Item 8.  Financial Statements and Supplemental Data

Consolidated Financial Statements
Consolidated Statements of Shareholders` Equity

4. Please disclose for all periods presented the amounts of the income tax provisions related to the foreign currency translation adjustments in each period presented. See paragraph 25 of SFAS 130.

Notes to Consolidated Financial Statements
Note 1.  Significant Accounting Policies

General

5. In future filings, please disclose in a footnote the types of amounts you include in the cost of rentals, cost of other services and the selling, general and administrative expense line items. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and the other costs of your distribution network in the cost of rentals and/or cost of other services line items. If you currently exclude a portion of these costs from cost of rentals or cost of other services, please disclose:

a. in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
b. in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of rentals or cost of other services and others may exclude a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

Note 5.  Long-Term Debt, page 30

6. In future filings, please disclose the significant debt covenants you are required to maintain under your various debt and financing arrangements. Disclose the existence of any cross-default provisions. Please also disclose whether you were in compliance with all of your debt covenants for each period presented and the repercussions of not meeting them. If there are none, please state
that in your disclosures.   Refer to Rule 4-08(c) of Regulation S-X.

Note 6.  Leases, page 30

7. In future filings, please disclose how you account for leases with
(a) step rent provisions and escalation clauses and (b) capital improvements funding and other lease concessions. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, your note disclosures should indicate so. If our assumption is incorrect, please tell us how your accounting treatment complies with SFAS 13 and FTB 88-1. Please also see paragraph 5.n. of SFAS 13, as amended by SFAS 29, which discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Note 8.  Acquisitions, page 32

8. We note your disclosure of the aggregate information for the businesses acquired during fiscals 2004 and 2003. In future filings, please provide the disclosures required by paragraph 53 of SFAS 141 in the aggregate for the 37 businesses acquired in fiscal 2004 and 30 businesses acquired in fiscal 2003. Specifically, you should provide a better description of the business you acquired (e.g. rental business or other services), and you should provide the disclosures regarding goodwill and intangible assets required by paragraph 52 as referenced in paragraph 53(d). It appears that a significant part of the assets acquired were goodwill or otherwise intangible.

9. Please tell us how you determined the fair value of the service contracts acquired in your acquisitions of the 67 businesses during fiscals 2003 and 2004. Provide us with an example of the nature and type of service contract you generally acquire and how you determine the estimated useful used as well as your basis in GAAP for the amortization period. Please tell us the amount of the purchase price of $113.3 million in 2004 and $36.7 million in 2003 that was allocated to service contracts. Refer to SFAS 141.

Item 15.  Exhibits, Financial Statement Schedules and Report on Form
8-K
(a)(2)  Financial Statement Schedule
Schedule II - Valuation and Qualifying Accounts

10. Your disclosures on Schedule II did not include the amounts recorded for estimated sales returns and allowances. In future filings, please revise Schedule II to include all reserves recorded, including estimated sales returns and allowances for all periods presented. Refer to Rules 5-04(c) and 12-09 of Regulation S-X.

(a)(3)  Exhibits
Exhibits 31.1 and 31.2

11. Please delete the title of the officer from the first sentence of each certification. The certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please also confirm that the inclusion of your CEO`s and CFO`s title in the first line of each certification was not intended to limit the capacity in which such individuals provided the certifications in your Form 10-K for the year ended May 31, 2004, and your Form 10-Q for the quarter ended August 31, 2004.

		FORM 10-Q FOR THE QUARTER ENDED AUGUST 31, 2004

General

12. Please address the above comments in your interim financial statements to the extent applicable.

General

Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

If you have any questions regarding our comment, please direct them to Milwood Hobbs at (202) 942-2846 or, in his absence, to the undersigned at (202) 942-2823. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 942-1900.

							Sincerely,



							Michael Moran
							Branch Chief


Mr. Scott D. Farmer
Cintas Corporation
November 10, 2004
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